Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

June 5, 2014

Dear Forest Stockholder:

We recently mailed to you a joint proxy statement/prospectus of Forest Laboratories, Inc. and Actavis plc requesting your support of the merger between the two companies at a special meeting of Forest stockholders to be held on June 17, 2014.

The Forest board of directors recommends that you vote “FOR” the First Merger Proposal and “FOR” the Merger-Related Named Executive Officer Compensation Proposal.

Please Vote Your Forest Shares Today!

Regardless of the number of shares you own your vote is very important. We encourage all stockholders to have their voices heard. Approval of the First Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Forest common stock entitled to vote on the proposal, either in person or by proxy, as of the record date, May 2, 2014.

There are three ways to vote your shares of Forest – each only taking a few moments:

•	By Telephone – Stockholders in the United States can submit their vote by calling the toll-free number indicated on the enclosed vote instruction form; please have your control number available when calling;

•	By Internet – Stockholders can submit their vote via Internet at www.proxyvote.com ; please have the control number located on the enclosed vote instruction form available; or

•	By Mail – Stockholders can vote by mail by signing, dating and returning the enclosed vote instruction form in the postage-paid envelope provided.

If you need assistance in voting your shares or have questions regarding the special meeting, please contact Forest’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or email at proxy@mackenziepartners.com.

We thank you for your continued support of Forest.

Sincerely,

Forest Laboratories, Inc.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Forest Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this communication to reflect new information or future events or developments.

If you have questions or need assistance in voting your shares, please contact:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com